UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Provention Bio, Inc.

(Name of Subject Company (Issuer))

ZEST ACQUISITION SUB, INC.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

74374N102

(Cusip Number of Class of Securities)

Roy Papatheodorou

Executive Vice President, General Counsel, Head of Legal, Ethics & Business Integrity

Sanofi

46, avenue de la Grande Armée, 75017

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $332,495.24	Filing Party: Sanofi, Aventis Inc. and Zest Acquisition Sub, Inc.

Form or Registration No.: Schedule TO-T (File No. 005-90545)	Date Filed: March 24, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Zest Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on March 24, 2023 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Provention Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $25.00 per Share (the “Offer Price”) to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

The second paragraph of the subsection entitled “Antitrust Compliance” in Section 16 “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by replacing the second sentence of the paragraph with the following sentences:

“Each of Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on March 24, 2023. On April 10, 2023, following informal discussions with the staff of the FTC, Parent voluntarily withdrew and refiled the Premerger Notification and Report Form under the HSR Act relating to the Purchaser’s proposed acquisition of the Company, in order to provide the FTC with additional time to review the proposed acquisition and information recently provided to them. As a result, the waiting period will expire at 11:59 P.M., Eastern Time, on April 25, 2023, unless (i) earlier terminated by the FTC and the Antitrust Division, (ii) Parent receives a request for additional information or documentary material prior to that time or (iii) Parent or the Company pulls and refiles its notification so as to provide the FTC and the Antitrust Division an additional 15 days to review the transaction. Withdrawing and refiling pre-merger notifications is a standard procedure in order to provide additional time for antitrust review of certain transactions. Parent and the Company continue to work cooperatively with the FTC in its review of the proposed transaction, and continue to expect to complete the transaction subject to the satisfaction or permitted waiver of the conditions to closing.”

2.

The subsection entitled “Antitrust Compliance” in Section 16 “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following after the second paragraph of such subsection:

“On April 10, 2023, in connection with Parent’s voluntary withdrawal and refile of the Premerger Notification and Report Form under the HSR Act, Parent extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 P.M., Eastern Time, on April 20, 2023. The expiration date of the Offer is extended to one minute after 11:59 P.M., Eastern Time, on April 26, 2023, unless further extended.

On April 10, 2023, Parent issued a press release relating to the voluntary withdrawal and refile of the Premerger Notification and Report Form and announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

3.

All references to “one minute after 11:59 P.M., Eastern Time, on April 20, 2023” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “one minute after 11:59 P.M., Eastern Time, on April 26, 2023”.

4.	Section 16 — “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of such Section after the subsection captioned “State Takeover Laws”:

“Legal Proceedings Relating to the Tender Offer. Between March 27, 2023 and April 10, 2023, eight complaints were filed in the United States District Courts for the Southern District of New York (“S.D.N.Y.”), the District of Delaware (“D. Del.”), and the District of New Jersey (“D.N.J.”) by purported stockholders of the Company: O’Dell v. Provention Bio, Inc., et al., 1:23-cv-2582 (S.D.N.Y. Mar. 27, 2023); Walker v. Provention Bio, Inc., et al., 1:23-cv-2574 (S.D.N.Y. Mar. 27, 2023); Wang v. Provention Bio, Inc., et al., 1:23-cv-2599 (S.D.N.Y. Mar. 28, 2023); Coffman v. Provention Bio, Inc., et al., 1:23-cv-2628 (S.D.N.Y. Mar. 29, 2023); Finger v. Provention Bio, Inc., et al., 1:23-cv-356 (D. Del. Mar. 29, 2023); Zain v. Provention Bio, Inc., et al., 1:23-cv-2638 (S.D.N.Y. Mar. 29, 2023); Jenkins v. Provention Bio, Inc. et al., 1:23-cv-2731 (S.D.N.Y. Mar. 31, 2023); and Israel v. Provention Bio, Inc., et al., 3:23-cv-1861 (D.N.J. Apr. 3, 2023) (collectively, the “Actions”). The Actions name the Company and the members of the board of directors of the Company as defendants. The Actions assert claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act and allege, among other things, that defendants omitted material information related to the Tender Offer from the Solicitation/Recommendation Statement on Schedule 14D-9 that was filed by Provention Bio on March 24, 2023. The Actions seek, among other things, to enjoin or rescind the proposed transaction contemplated by the merger agreement and request an award of attorneys’ and experts’ fees and damages in unspecified amounts. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such filings.”

5.

“Schedule I” is amended and supplemented by replacing “Carole Huntsman” and her related information in the third row of the table titled “Directors and Executive Officers of Purchaser and Parent—2. Aventis Inc.” starting on pg. 51 of the Offer to Purchase with the following:

Brian Foard Director

Brian Foard currently serves as the Head of North America for Sanofi Specialty Care and Country Lead at Sanofi. In his role as Country Lead, Brian leads the coordination of Sanofi’s presence in the U.S., spanning all Global Business Units and Functions. Prior to this role he was the global franchise head for Immunology at Sanofi.

Brian Foard is a citizen of the United States of America.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(C)	Press Release issued by Sanofi, dated April 10, 2023.*

*Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2023

Zest Acquisition Sub, Inc.

By:	/s/ Michael J. Tolpa
Name: Michael J. Tolpa
Title: President

Sanofi

By:	/s/ Roy Papatheodorou
Name: Roy Papatheodorou
Title: Executive Vice President, General Counsel, Head of Legal, Ethics & Business Integrity

Aventis Inc.

By:	/s/ Jamie Haney
Name: Jamie Haney
Title: Vice President